                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       TCI SATELLITE ENTERTAINMENT, INC.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1.  TCI Satellite Entertainment, Inc. Series A TCI Common Stock, par
value $1.00 per share ("Series A Common Stock")
2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A Common Stock:                            872298104
2.  Series B Common Stock:                            872298203
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

  Series A Common Stock:                            872298104
  Series B Common Stock:                            872298203
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

     Gary Magness
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
                  (7) Sole Voting  Series A Common Stock            164,260(1)
                       Power       Series B Common Stock             66,185(2)

                  -------------------------------------------------------------
                  (8) Shared       Series A Common Stock          3,206,858(1)
Number of Shares  Voting Power     Series B Common Stock         3,054,585(2)(3)
  Beneficially
Owned by Each     -------------------------------------------------------------
Reporting Person  (9) Sole         Series A Common Stock            164,260(1)
     With         Dispositive      Series B Common Stock             66,185(2)
                     Power
                  -------------------------------------------------------------
                  (10) Shared      Series A Common Stock          4,052,012(1)
                  Dispositive      Series B Common Stock          3,689,206(2)
                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Series A Common Stock          4,216,272(1)
                                   Series B Common Stock          3,755,391(2)

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        7.1% of Series A Common Stock
       44.4% of Series B Common Stock

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN

-------------------------------------------------------------------------------

(1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

(2)  SEE Item 5.

(3)  Number was incorrectly reported on previous filing as 3,053,585.

ITEM 1.  SECURITY AND ISSUER

    Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of TCI Satellite Entertainment, Inc. beneficially owned by Gary Magness:

1. Tele-Communications, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock");

2. Tele-Communications, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock");

    The issuer of the Series A Common Stock and Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby deleted in its entirety and replaced with the following:

    On December 16, 1998, the Estate of Betsy Magness (the "Betsy Magness Estate") distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness Securities, LLC ("Magness LLC"), 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Magness LLC directly holds 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A Common Stock or Series B Common Stock as to which there is sole or shared power to vote or dispose of shares.

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock held directly by Magness LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement hereby is deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                           AMOUNT AND NATURE OF     PERCENT OF        TOTAL
TITLE OF CLASS                             BENEFICIAL OWNERSHIP     CLASS POWER(1)  VOTING POWER(1)
--------------                             --------------------     --------------  ---------------
                                                                                         24.0%
Series A Common Stock                      4,216,272 (2)(3)(4)(5)        7.1%

Series B Common Stock                      3,755,391 (2)(3)(5)          44.4%


(1) Based on 59,280,466 shares of Series A Common Stock and 8,465,324 shares of Series B Common Stock, outstanding on October 30, 1998.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     In addition, each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Gary Magness is entitled to vote 3,371,118 shares of Series A Common Stock (assuming conversion of the Series B Common Stock) and 3,120,770 shares of Series B Common Stock. Accordingly, when these classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 24.0% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Gary Magness' share information (i) 3,206,858 shares of Series A Common Stock, and
     (ii) 3,054,585 shares of Series B Common. The foregoing share numbers assume the conversion in full of the shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Series B Common Stock into shares of Series A Common Stock.

(4) Includes, 7,000 shares of Series A Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. Also, includes 75 shares of Series A Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof.

(5) On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Accordingly, as a holder of a 50% membership interest in Magness LLC sharing with Kim Magness certain dispositive power over Company Securities held by Magness LLC, the following shares beneficially owned by the Magness LLC are reflected in full in Gary Magness' share information: (i) 845,154 shares of Series A Common Stock, and (ii) 634,621 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all Series B Common Stock into Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Common Stock into Series A Common Stock.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-executor of the Bob Magness Estate) to vote or dispose of the shares:

                                                  Shared Voting
Class of Security            Sole Voting Power      Power(1)
-----------------            -----------------    -------------
Series A Common Stock         164,260               3,206,858
Series B Common Stock          66,185               3,054,585

                                                  Shared Voting
Class of Security            Sole Voting Power     Power(1)(2)
-----------------            -----------------    -------------
Series A Common Stock         164,260               4,052,012
Series B Common Stock          66,185               3,689,206


(1) As a co-personal representative of the Bob Magness Estate, Kim Magness shares both voting and dispositive power over the securities held by the Bob Magness Estate with its co-personal representatives. Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate.

(2) Pursuant to an oral agreement with Kim Magness, Gary Magness shares dispositive power over the securities held by Magness LLC with its manager, Kim Magness. See Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 of the Statement is hereby deleted in its entirety and replaced with the following:

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock held directly by Magness LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999


/s/ Gary Magness
-----------------------------
Gary Magness